UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 11, 2016

CAROLINA FINANCIAL CORPORATION

(Exact Name of Registrant As Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-19029	57-1039637
(Commission File Number)	(I.R.S. Employer Identification No.)

288 Meeting Street, Charleston, South Carolina	29401
(Address of Principal Executive Offices)	(Zip Code)

(843) 723-7700

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01 Completion of Acquisition or Disposition of Assets.

Effective June 11, 2016, Carolina Financial Corporation (“Carolina Financial”), the holding company for CresCom Bank, completed its previously announced merger with Congaree Bancshares, Inc. (“Congaree”), the holding company for Congaree State Bank, pursuant to the Agreement and Plan of Merger, dated as of January 5, 2016, between Carolina Financial, CBAC, Inc., a South Carolina corporation and wholly-owned subsidiary of Carolina Financial, and Congaree. At closing, CBAC, Inc. merged with and into Congaree, with Congaree surviving as a wholly-owned subsidiary of Carolina Financial. Immediately thereafter, Congaree merged with and into Carolina Financial, with Carolina Financial as the surviving corporation, and Congaree State Bank, a South Carolina state bank, also merged with and into CresCom Bank, a South Carolina state bank, with CresCom Bank surviving the merger and continuing its corporate existence.

Under the terms of the Agreement and Plan of Merger, Congaree shareholders have the right to receive either $8.10 in cash or 0.4806 shares of Carolina Financial common stock, or a combination thereof, for each Congaree share they owned immediately prior to the merger, subject to the limitation that 40% of the outstanding shares of Congaree common stock will be exchanged for cash and 60% of the outstanding shares of Congaree common stock will be exchanged for shares of Carolina Financial common stock.

The foregoing description of the Agreement and Plan of Merger does not purport to be complete and is qualified in its entirety by reference to the Agreement and Plan of Merger, which is incorporated herein by reference as Exhibit 2.1.

FORWARD-LOOKING STATEMENTS

This Form 8-K contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Carolina Financial and Congaree, which are subject to numerous assumptions, risks, and uncertainties.  Actual results could differ materially from those anticipated by such statements for a variety of factors including, without limitation: the businesses of Carolina Financial and Congaree may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Carolina Financial’s Annual Report on Form 10-K and documents subsequently filed by Carolina Financial with the Securities and Exchange Commission.  All forward-looking statements included in this Form 8-K are based on information available at the time of the filing.  Carolina Financial assumes no obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Carolina Financial has filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 that includes a proxy statement/prospectus. Shareholders of Congaree can obtain a free copy of the proxy statement/prospectus, as well as other filings by Carolina Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to Carolina Financial Corporation, 288 Meeting Street, Charleston, SC 29401, Attention: William A. Gehman, III, Executive Vice President and Chief Financial Officer.

SHAREHOLDERS OF CONGAREE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

ITEM 8.01 Other Events.

On June 10, 2016, Smith Moore Leatherwood LLP (“Smith Moore”) issued a tax opinion to the effect that (i) the merger will constitute a reorganization as described in Section 368(a) of the Internal Revenue Code (the “Code”), (ii) each of Carolina Financial and Congaree will be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) the discussion contained in Carolina Financial’s Registration Statement on Form S-4 under the heading “PROPOSAL NO. 1 – THE MERGER – Important Federal Income Tax Considerations,” to the extent such discussion relates to matters of United States federal income tax law constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences of the merger generally applicable to a former Congaree shareholder.

ITEM 9.01 Financial Statements and Exhibits

(d)      Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and between Carolina Financial Corporation, CBAC, Inc., and Congaree Bancshares, Inc. dated January 5, 2016 (incorporated by reference to Exhibit 2.1 to Carolina Financial’s Registration Statement on Form S-4 (File Number 333-209440) filed on February 9, 2016).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAROLINA FINANCIAL CORPORATION,
Registrant

By:	/s/ William A. Gehman, III
Name:	William A. Gehman, III
Title:	Chief Financial Officer

Dated: June 16, 2016